THT HEAT TRANSFER TECHNOLOGY, INC.
THT Industrial Park, No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000, People's Republic of China
Tel: (86) 434-3265241

January 8, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Ernest Greene

Re:	THT Heat Transfer Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and September
30, 2009
File No. 000-52232

We hereby submit the responses of THT Heat Transfer Technology, Inc. (“THT” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 22, 2009, providing the Staff’s comments with respect to the above referenced company filings with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-Q for the Period Ended September 30, 2009

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response:

We have provided our additional disclosures or other revisions in this response letter.

2. Reorganization, page 4

2.

In light of the reorganization, please help us better understand how you arrived at your stockholders’ equity amounts as of December 31, 2008 and September 30, 2009 and correspondingly the weighted average shares outstanding for the nine months ended September 30, 2009. In this regard, please address the following:

  Please provide us with the historical balance sheets and statements of stockholders’ equity of Megaway just prior to the transaction occurring;

  Please provide us with the post reverse merger statement of stockholders’ equity for the year ended December 31, 2008 and the nine months ended September 30, 2009;

  Please tell us the number of shares outstanding at BTHC VIII, Inc. and Megaway just prior to the June 30, 2009 transaction. Please also tell us the number of shares outstanding just after the transaction;

  Please tell us the exchange ratio used to get from the number of shares originally issued by Megaway to those presented in the post reverse merger financial statements; and

  Please show us how you determined the weighted average shares outstanding for the nine months ended September 30, 2009.

Company Response:

1) The consolidated historical balance sheet and statement of stockholders’ equity of Megaway and its subsidiaries (Star Wealth International Holdings Limited, Siping City Juyuan Hanyang Plate Heat Exchanger Co., Ltd. and Beijing Juyuan Hanyang Heat Exchange Equipment Co., Ltd.) just prior to the transaction occurring are reproduced as follows:

Consolidated balance sheet

	US$		US$
Current assets		Current liabilities
Cash and cash equivalents	2,044,004	Trade payables	1,580,073
Restricted cash	1,316,635		11,397,063
Trade receivables, net	11,502,906	Income tax payable	250,468
Bills receivable	449,345	Short-term bank loans	1,482,580
Other receivables, prepayments and deposits	8,904,083	Current maturities of long-term loan	1,172,000
Inventories	7,546,615
Deferred tax assets	130,671	Non-current liabilities
			2,490,500
Non-current assets
Retention receivable	258,992	Equity
Counter guarantee receivable	205,100		1
Property, plant and equipment	5,828,829	Additional paid-in capital	14,025,699
Land use rights	1,002,222	Statutory reserve	657,263
		Other accumulated comprehensive income	745,778
		Retained earnings	5,098,502
		Noncontrolling interest	289,475

Total assets	39,189,402	Total liabilities and equity	39,189,402

Consolidated statement of stockholders’ equity

			Accumulated		Total
	Additional		other		Megaway
Share	paid-in	Statutory	comprehensive	Retained	stockholders’	Noncontrolling
capital	capital	reserve	income	earnings	equity	interest	Total equity
US$	US$	US$	US$	US$	US$	US$	US$

1	14,025,699	657,263	745,778	5,098,502	20,527,243	289,475	20,816,718

The accounting for recapitalization is adopted for the preparation of the consolidated financial statements of Megaway. The financial statements represent the continuation of the financial statements of Siping Juyuan.

2) The post reverse merger statement of stockholders’ equity for the year ended December 31, 2008 and the nine months ended September 30, 2009 are as follows:

				Accumulated		Total BTHC
		Additional		other		VIII, Inc.
	Common	paid-in	Statutory	comprehensive	Retained	stockholders’	Noncontrolling
	stock	capital	reserves	income	earnings	equity	interests	Total
	US$	US$	US$	US$	US$	US$	US$	US$

As of January 1, 2008	14,800	5,264,100	91,462	230,858	581,676	6,182,896	309,231	6,492,127
Capital injection to Siping Juyuan	-	8,746,800	-	-	-	8,746,800	-	8,746,800
Foreign currency translation
adjustment	-	-	-	541,142	-	541,142	21,445	562,587
Net income	-	-	-	-	2,996,264	2,996,264	(11,782)	2,984,482
Appropriation to statutory reserves	-	-	338,476	-	(338,476)	-	-	-

As of December 31, 2008	14,800	14,010,900	429,938	772,000	3,239,464	18,467,102	318,894	18,785,996
Recapitalization	1,200	(200)	-	-	-	1,000	-	1,000
Foreign currency translation
adjustment	-	-	-	2,835	-	2,835	20	2,855
Net income	-	-	-	-	3,488,608	3,488,608	26,031	3,514,639
Appropriation to statutory reserves	-	-	227,325	-	(227,325)	-	-	-

As of September 30, 2009	16,000	14,010,700	657,263	774,835	6,500,747	21,959,545	344,945	22,304,490

3) The number of shares outstanding at BTHC VIII, Inc. just prior to and after the transaction was 1,200,000 and 16,000,000, respectively. The number of shares outstanding at Megaway just prior to and after the transaction was 1 respectively.

4) The exchange ratio is 1 share of Megaway for 14,800,000 shares of BTHC VIII, Inc. in connection with the share exchange transaction on June 30, 2009.

5) The weighted average shares outstanding for the nine months ended September 30, 2009 are calculated as follows:

		Weighted
		average
	Number	shares
	of shares	outstanding

Number of shares outstanding as of January 1, 2009	14,800,000	14,800,000*
Number of shares outstanding of BTHC VIII, Inc. just prior to the transaction	1,200,000	411,679

Number of shares outstanding as of September 30, 2009	16,000,000	15,211,679

* Represents the number of shares issued in connection with the reverse acquisition

3.

On June 30, 2009, Mr. Zhao entered into an option agreement with Ms. Jinghua Zhao, the sole shareholder of Wisetop, pursuant to which Mr. Zhao was granted an option, exercisable after 180 days, to acquire all of the equity interests of Wisetop owned by Ms. Jinghua Zhao at an exercise price of $3,246,160. Also on June 30, 2009, Wisetop entered into separate option agreements with the other original stockholders of Siping Juyuan, pursuant to which such stockholders were granted options, exercisable after 90 days, to purchase an aggregate of 10,240,786 shares of the common stock owned by Wisetop with a total exercise price of $7,291,440. Please disclose how you are accounting for these arrangements and whether there will be any impact to your consolidated financial statements if these options are exercised.

Company Response:

The option agreements between the sole shareholder of Wisetop and Mr. Zhao, and between Wisetop and the other original stockholders of Siping Juyuan are entered into as part of the reorganization so that after Mr. Zhao and the other founders exercise these options, they will be the Company’s controlling stockholders.

There will be no impact to the Company’s consolidated financial statements if these options are exercised as they are transactions between the Company’s stockholders for the purpose of reorganization.

11. Property, Plant and Equipment, page 13

4.

You had construction in progress of $1.0 million as of September 30, 2009. If accounts payable contains construction in progress or other property and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made. Please ensure that supplemental information about non-cash transactions is disclosed pursuant to ASC 230-10-50-3 through 6.

Company Response:

We confirm that as of September 30, 2009, no additions of construction in progress or other property and equipment were included in accounts payable. We will ensure the supplemental information about non-cash transactions is disclosed pursuant to ASC 230- 10-50-3 through 6 in our future filings if there are such payables.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations for the Nine Months Ended September 30, 2009 as Compared with the Nine Months Ended September 30, 2008, page 24.

5.	Please expand/revise your discussion under results of operations for all periods to:

  Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 24 that sales volume of heat exchange products achieved even higher growth in the first nine months of 2009. In addition, the increase was mainly attributable to the strong market demand and strengthened sales efforts. You also mention that the relatively slow growth in your sales revenue was mainly attributable to the decrease in your average selling prices in the first nine months of 2009 when the price of steel remained significantly lower than its price in the same period of 2008. However, you do not quantify the impact of these factors or explain the reasons why these factors had a significant impact of sales revenues.

Company Response: We have revised our disclosures of the change of our sales revenue for the nine months ended September 30, 2009 as compared with the nine months ended September 30, 2008 as follows:

Sales revenue increased approximately $4.167 million, or 21.98%, to approximately $23.122 million for the nine months ended September 30, 2009 from approximately $18.955 million for the same period in 2008. Sales volume of our heat exchange products increased 474 units, or 55.05% to 1,335 units for the nine months ended September 30, 2009 from 861 units for the same period in 2008. The increase was mainly attributable to the strong growth in market demand driven by the fast economic recovery in China and our strengthened sales efforts to seize larger market share. However, the increase of sales revenues was partially offset by the decrease in our average selling prices in the first nine months of 2009 when the price of steel, our major raw material, remained significantly lower than its price in the same period in 2008. The market price of steel, which accounts for 75% of our total cost of sales, decreased by 40% during 2009. As a result of the decrease of the price of steel, our average selling prices in the first nine months of 2009 decreased by 21.26% .

  Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicated that the decrease in cost of sales was mainly attributable to efforts to optimize product mix and the decrease in the purchase price of raw materials without further explanations as to the extent of each factor identified; and

Company Response: We have revised our disclosures of the change of our cost of sales as follows:

Our cost of sales decreased approximately $1.39 million, or 9.82%, to approximately $12.74 million for the nine months ended September 30, 2009 from approximately $14.13 million during the same period in 2008. The decrease was mainly attributable to our efforts to optimize our product mix in 2009 and the decrease in the purchase price of our major raw materials. We increased the percentage of our high margin products such as Units Air-cooled Heat Exchanger and Plate and Frame Heat Exchanger in our sales in 2009 to 21.56% from 12.35% for 2008. In addition, the market price of steel, which accounts for 75% of our total cost of sales, decreased by 40% during 2009. As a result, our unit cost of sales significantly decreased by 41.81% for nine months ended September 30, 2009 as compared to the same period in 2008. Although the sales revenues increased by 21.98% in 2009, our cost of sales instead decreased by 9.82% .

  Quantify each factor you cite as impacting your operations. For example, you disclose the increase in administrative expenses was mainly attributable to the expansion of your management team and administrative personnel and due in part to higher professional fees. However, you have not quantified the impact of all of these items.
  This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Company Response: The $0.86 million increase in administrative expenses was mainly attributable to the expansion of our management team and the increased professional expense associated with being a public company. As a result of the expansion of our management team, the salary of management team and administration staff increased approximately $0.49 million, or 51% to approximately $1.56 million for the nine months ended September 30, 2009 from approximately $1.07 million for the same period in 2008. The professional expense associated with being a public company increased approximately $0.37 million, or 1000% for the nine months ended September 30, 2009 from the same period in 2008.

Liquidity and Capital Resources

Operating Activities, page 26

6.

You indicate that cash provided used in operating activities was $8.77 million for the nine months ended September 30, 2009 as compared to $6.72 million net cash used in operating activities for the same period in 2008. However, you have not identified the components that resulted in the increase in your cash flows used in operations for the nine months ended September 30, 2009. Please expand this disclosure to discuss the components that resulted in the increase in cash flows used in operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and accrued and other liabilities. Please revise your disclosure for all periods presented.

Company Response:

Cash flow used in operating activities increased $2.05 million for the nine months ended September 30, 2009 from the same period in 2008.The reasons are as follows:

Other receivables and prepayments increased approximately $4.64 million, to approximately $7.58 million for the nine months ended September 30, 2009 from approximately $2.94 million for the same period in 2008. The increase was mainly attributable to a prepayment of $4.3 million to our suppliers for supply contracts signed by the Company to secure lower prices of raw materials and we didn’t have similar prepayment at the same period in 2008.

Accounts receivable increased approximately $2.01 million, to approximately $6.37 million for the nine months ended September 30, 2009 from approximately $4.36 million for the same period in 2008, which was mainly attributable to the growth in our sales revenue.

The increase in cash flow used in operating activities was partially offset by the increase in our cash flow provided by operating activities.

7.

You believe that your current available working capital, after receiving the aggregate proceeds from the bank loans should be adequate to sustain your operations at your current levels through at least the next twelve months. Please provide a comprehensive discussion of your liquidity and financial resources, which should include a discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and financial resources. For any significant changes in your sources of cash, you should state how you determined that your sources of cash continue to be sufficient. Please also identify and separately describe internal and external sources of liquidity. Please disclose any material unused sources of liquid assets. For example, it is not clear which bank loans you are referring to and whether additional bank loans are currently available to you. Refer to Items 303(a)(1) and (2) of Regulation S-K.

Company Response:

Net cash used in financing activities was $0.31 million for the nine months ended September 30, 2009, as compared to $12.10 million net cash provided by financing activities for the same period in 2008. The change was mainly due to the capital injection of $8.75 million from stockholders of Siping Juyuan and the net proceeds of $4.98 million from bank loans in the nine months ended September 30, 2008.

On July 21, 2009, we entered into a short-term loan agreement with Bank of Communications, Jilin Branch, or the Bank, pursuant to which the Bank has agreed to loan us RMB 30,000,000 (approximately $4.4 million) for working capital purposes. Under the agreement, a portion of the principal amounting to RMB 10,000,000 (approximately $1.47 million) would be due on December 31, 2009, with the balance to be due on May 20, 2010. The loan carries an annual interest rate of 5.31% which is the floating rate as determined by the People’s Bank of China, this rate is subject to change on a periodic basis. Under the terms of the loan agreement, we are subject to customary affirmative and negative covenants. The loan may be accelerated and the Bank may demand immediate payment of the principal and accrued interests upon the occurrence of an event of default which includes, among other things, a failure to make principal or interest payments, a failure to comply with other covenants and certain events of bankruptcy. As of September 30, 2009, a principal amount of approximately $4.40 million is outstanding from the initial loan. There are no financial covenants or ratios under this short-term loan agreement. We plan to file the short-term loan agreement as an exhibit to our annual report on Form 10-K for the fiscal year ended December 31, 2009.

During the nine months ended September 30, 2009, we also repaid a bank loan in an amount of approximately $1.47 million to the Agricultural Bank of China, Siping Branch.

The following table sets forth our bank loan information for the nine-month period ended September 30, 2009:

	As of January	Additional	Loan	As of
	1, 2009	loans	repayment	September
		borrowed		30, 2009
	(in millions of U.S. dollars)

Bank of Communications, Jilin Branch	$2.93	$4.40	$2.93	$4.40
The Agricultural Bank of China, Siping Branch	$1.47	-	$1.47	-

We believe that we have sufficient working capital to sustain our operations through the next 12 months because of the following reasons:

1) The outstanding accounts receivable in the third quarter of 2009 is due to the seasonality nature of our business and the increased prepayments in the same quarter is to secure lower prices of raw materials. We expect that the outstanding accounts receivable will be paid off and prepayment accounts will be lower in the fourth quarter;

2) Our cash balance was $2.49 million as of September 30, 2009 and we expect that the outstanding accounts receivable will be paid off by approximately $8.00 million for each quarter on average during the next 12 months; and

3) As of September 30, 2009, we still had $3.00 million unused bank lines of credit from The Agricultural Bank of China, Siping Branch.

We expect the capital expenditures to be approximately $1.5 million and net cash inflows from operating activities to be approximately $6.2 million during the next 12 months.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 28

8.	Please expand your disclosures regarding your impairment considerations pursuant to ASC 360-10-35 to address the following:

  Please disclose how you group these assets for purposes of considering whether an impairment exists;

  Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

  To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:

  The percentage by which the undiscounted cash flows exceed the carrying value;

  The carrying value of these assets;

  A description of the assumptions that drive the undiscounted cash flows;

  A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

  A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

If you have determined that the expected undiscounted future cash flows substantially exceed the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Company Response:

We review any indicators of fixed asset impairment when events or circumstances (e.g operating losses, significant reorganizations, physical deterioration or obsolescence of assets or idle assets as a result of excess capacity, etc) occur that may result in net book value of fixed assets being irrecoverable on a quarterly basis. These fixed assets include mainly buildings, plant and machinery.

We consider recognizing impairment of long-lived assets in the event that net book values of such assets exceed the future undiscounted cash flows attributable to such assets as of impairment testing date. As of September 30, 2009, we had buildings and plant and machinery (mainly for production purpose) on our balance sheet amounting to $3.5 million and $2.8 million, respectively. After our review, there was no indicator that these assets were impaired and there were no aggregate non-cash impairment charges during the third quarter of 2009. These assets have expected undiscounted future cash flows that are substantially in excess of the carrying values (over 100%).

The Company acknowledges the Staff’s comment and expects to provide substantially the following disclosure in the critical accounting policies section of future filings:

Impairment of long-lived assets

We review the recoverability of our long-lived assets which include property, plant and equipment when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges). If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. During the nine months ended September 30, 2009 and 2008, there were no impairment charges recognized.

In connection with responding to Staff comments, we acknowledge and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert the Staff’s comments and as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)434-3265241 or Louis Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

THT Heat Transfer Technology, Inc.

By: /s/ Jianjun He
Jianjun He
Chief Financial Officer